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RECEIVED SEC MAIL PROCESSING SECTION SEP 15 2005 WASH, D.C. 199

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53310

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Firefly Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

133 Federal Street, 8th Floor
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Muhammed Saeed (617)314-0705
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHEN J. SUSSMAN, PLLC CERTIFIED PUBLIC ACCOUNTANT
(Name – *if individual, state last, first, middle name*)

12 PARMENTER ROAD	LONDONDERRY	NH	03053
(Address)	(City)	(State)	(Zip Code)

PROCESSED
SEP 29 2005
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

cM

OATH OR AFFIRMATION

I, Muhammed Saeed, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Firefly Capital, Inc., as of June 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Massachusetts
Suffolk County

Subscribed and sworn to before me
this 14th day of Sept 2005
Odessa H. Bowden Notary Public
My commission expires Nov. 22, 2007

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIREFLY CAPITAL, INC.

FINANCIAL STATEMENTS

JUNE 30, 2005

STEPHEN J. SUSSMAN
Certified Public Accountant
12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report

To the Board of Directors of
Firefly Capital, Inc.
Boston, MA

We have audited the accompanying statement of financial condition of Firefly Capital, Inc. (the Company) as of June 30, 2005 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Firefly Capital, Inc. as of June 30, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stephen J. Sussman, PLLC

Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
August 29, 2005

OATH OR AFFIRMATION

I, Muhammed Saeed, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Firefly Capital, Inc., as of June 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Massachusetts
Suffolk County

Subscribed and sworn to before me
this 14th day of Sept 2005
Odessa W. Bowden Notary Public
My commission expires Nov. 22, 2007

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIREFLY CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2005

ASSETS

Cash and cash equivalents	$ 70,729
Receivable from broker dealers	664,315
Deposits with clearing organizations	204,832
Rent deposit	8,550
Receivable from officers, net of doubtful allowance of $212,939	27,882
Salaries advance	2,300
Deferred taxes	5,267
Furniture and equipment at cost, less, accumulated depreciation of $259,024	47,555
Total Assets	$ 1,031,430

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable, accrued expenses, and other liabilities	$ 118,897
Income taxes payable	739
Total Liabilities	119,636
Stockholders' Equity	
Common stock, $111.10 par value, shares authorized 90,909 12,250 issued and 10,000 outstanding shares	1,111,000
Additional paid-in-capital	700,855
Retained earnings (deficit)	(819,561)
Less 2,250 shares of common stock in treasury, at cost	(80,500)
Total Stockholders' Equity	911,794
Total Stockholders' Equity and Liabilities	$ 1,031,430

The accompanying notes are an integral part of these financial statements.

FIREFLY CAPITAL, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2005

Revenues:	
Commissions	$ 2,197,579
Interest and dividends	3,929
Other income	-
	2,201,508
Expenses:	
Bad debt expense	212,939
Employee compensation and benefits	431,942
Floor brokerage, exchange, and clearance fees	1,101,982
Communications	6,963
Occupancy	57,367
Taxes, other than income taxes	21,614
Other expenses	281,594
	2,114,401
Net Income (Loss) Before Income Taxes	87,107
Provision for Income Taxes	41,393
Net Income (Loss)	$ 45,714

The accompanying notes are an integral part of these financial statements.

FIREFLY CAPITAL, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

FOR THE YEAR ENDED JUNE 30, 2005

Subordinated borrowings at July 1, 2004	$	559,257
Decreases:		
Prepayment December 14, 2004		(559,257)
Subordinated borrowings at June 30, 2005	$	-

The accompanying notes are an integral part of these financial statements.

FIREFLY CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED JUNE 30, 2005

	Common Stock	Preferred Stock	Additional Paid-In-Capital	Retained Earnings (Deficit)	Treasury Stock	Total
Balance at July 1, 2004	$ 11,000	$ 1,100,000	$ 66,697	$ (865,275)	$ (80,500)	$ 231,922
Corporate Reorganization	1,100,000	(1,100,000)	634,158			634,158
Net Income (Loss)	-	-	-	45,714	-	45,714
Balance at June 30, 2005	$ 1,111,000	$ -	$ 700,855	$ (819,561)	$ (80,500)	$ 911,794

The accompanying notes are an integral part of these financial statements.

FIREFLY CAPITAL, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2005

Cash flows from operating activities:		
Net income (loss)		$ 45,714
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	$ 32,652	
Deferred taxes	32,590	
Interest income on subordinated loan	74,901	
Bad debt	212,938	
(Increase) decrease in operating assets:		
Increase in receivable from broker dealers	(46,439)	
Increase in deposits with clearing organizations	(96,501)	
Increase in receivable from officers	(114,119)	
Increase in salaries advance	(2,300)	
Increase (decrease) in operating liabilites:		
Decrease in accounts payable, accrued expenses	(104,574)	
Decrease in income taxes payable	(1,233)	
Total adjustments		(12,085)
Net cash used by operating activities		33,629
Cash flows from investing activities		
None		-
Cash flows from financing activities		
None	-	-
Net increase in cash		33,629
Cash at beginning of the year		37,100
Cash at end of the year		$ 70,729

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest payments	$ 24,822
Income tax payments	$ 8,064
Noncash transactions:	
Subordinated loan repaid with preferred stock issued by the parent company to subordinate loan holder	$ 634,158
Preferred stock converted to common stock as part of reorganization	$ 1,100,000

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

FIREFLY CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2005

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
The Company was incorporated on December 11, 2000. It serves as a broker/dealer in securities. Related commission revenue and expenses are recorded on a settlement date basis.

Fixed Assets
Furniture and equipment are being depreciated using the straight-line method over their estimated useful lives, ranging from three to seven years. For the fiscal year ended June 30, 2005, depreciation expense was $32,652.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for Bad Debts
The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Compensated Absences
Employees of the Company are entitled to paid vacations, paid sick days, and personal days off, depending on the job classification, length of service, and other factors. The accrual cannot be reasonably estimated, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

NOTE 2- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $807,728 at June 30, 2005, which exceeded required net capital of $7,976 by $799,752. The ratio of aggregate indebtedness to net capital at June 30, 2005 was 14.8%.

NOTE 3- TAXES ON INCOME

Taxes on income consist of the following:

	Federal	State	Total
Current	$ 0	$ 8,803	$ 8.803
Deferred	18,832	13,758	32,590
	$ 18,832	$ 22,561	$ 41,393

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred tax assets are recorded to reflect deductible temporary differences and operating loss carryforwards while deferred tax liabilities are recorded to reflect taxable temporary differences.

NOTE 4- COMMITMENTS AND CONTINGENCIES

The Company is committed to an operating lease for computer equipment. Approximate future minimum lease payments of all non-cancelable operating leases for the next year are as follows:

2006	879
	$879

Rent expense for the office space for the fiscal year 2005 was $22,885.

NOTE 5- RELATED PARTY TRANSACTIONS

The officers of the Company advanced themselves money during the current and prior years. The Company had not entered into a formal agreement with the officers to repay these advances at year-end. It was expected that these advances would be repaid through bonuses in the following year. However, no payments were made on the balance during the year. The advances have been discounted based on the doubtfulness of collection. The balance due as of June 30, 2005 was $240,820 with an allowance for doubtful collection of $212,938.

The Company's parent corporation leases the office space that the Company uses and has the ability to influence the costs allocated to each entity. During the year ended June 30, 2005, the Company was provided services by its parent and some costs were incurred by the parent on the Company's behalf. In accordance with the expense sharing agreement between the Company and its parent, the Company is not charged for services provided by the parent, and is released from any liability relating to costs incurred by the parent on behalf of the Company.

NOTE 6- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 7- STOCKHOLDER'S EQUITY

Common Stock – The Company's Board has authorized the issuance of up to 90,909 shares of $111.10 par value common stock, of which 10,000 shares were outstanding and 2,250 shares were held in treasury as of June 30, 2005.

NOTE 8 – SUBORDINATED LOANS – STOCKHOLDERS

During the year ended June 30, 2005 the Company's stockholders agreed to prepay the subordinated loan as of December 14, 2004. During the corporate restructuring, the parent company issued additional preferred stock to the subordinated loan holder to pay off the loan in the amount of $634,158 for both the principal amount of $559,257 and the accumulated interest of $74,901. The original stockholder-lender of the Company agreed to accept 139,513 shares of preferred stock in the parent company in exchange for the parent paying this loan.

NOTE 9 - REORGANIZATION

On December 21, 2004 the Company (operating company) reorganized its corporate structure as a subsidiary of Firefly Holdings, Inc. (a Delaware holding company). Shareholders of the Company exchanged all of their shares for Firefly Holdings, Inc share for share. The reorganization resulted in the Holding Company becoming the parent company, owning 100% of, the Operating Company. The preferred stock of Firefly Capital, Inc. was converted to common stock and after the conversion all common stock was reverse split at the ratio of one share of new common stock for 220 shares of existing common stock of the Operating Company. After the conclusion of the foregoing transactions there are 10,000 shares of common stock outstanding.

FIREFLY CAPITAL, INC.

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED JUNE 30, 2005

FIREFLY CAPITAL, INC.

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

JUNE 30, 2005

Total ownership equity from statement of financial condition	$ 911,794
Add: Subordinated Loans	$ -
Total nonallowable assets from statement of financial condition	(91,555)
Net capital before haircuts on securities positions	820,239
Haircuts on securities	(12,511)
Net capital	$ 807,728
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 119,636
Total aggregate indebtedness	$ 119,636
Percentage of aggregate indebtedness to net capital	14.8%
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of A.I.)	$ 7,976
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 7,976
Excess net capital	$ 799,752
Excess net capital at 1000%	$ 795,764

There were no material differences between the audited and unaudited computation of net capital.

SCHEDULE II

FIREFLY CAPITAL, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

JUNE 30, 2005

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

FIREFLY CAPITAL, INC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

JUNE 30, 2005

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

FIREFLY CAPITAL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2005

Firefly Capital Inc., is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

STEPHEN J. SUSSMAN
Certified Public Accountant
12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Firefly Capital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Firefly Capital, Inc., (the Company) for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving advancing money to the officers of the Company that we consider to be a material weakness as defined above. These conditions were considered in determining the nature, timing, and extent, of the procedures to be preformed in our audit of the financial statements of the Company for the year ended June 30, 2005, and this report does not affect our report thereon dated August 29, 2005.

Two officers of the Company each wrote and signed their own advance checks on a regular basis. There is no written evidence that any other officer or the board of directors approved any of these advances. The firm's practice of making such advances represents a deficiency in the firm's internal accounting controls and that this practice may place the company at risk of a material financial loss. Management informed us on August 29, 2005 that they have changed their entire procedures for expenditure approvals and check signing.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulation, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stephen J. Sussman, PLLC

Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
August 29, 2005

STEPHEN J. SUSSMAN
Certified Public Accountant